
September 9, 2020

Xinrong Zhuo
Chief Executive Officer
Pingtan Marine Enterprise Ltd.
18-19/F, Zhongshan Building A
No. 154 Hudong Road
Fuzhou, China 350001

      Re: Pingtan Marine Enterprise Ltd.
            Registration Statement on Form S-3
            Filed September 4, 2020
            File No. 333-248620

Dear Mr. Zhuo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Yuri Mikulka, Esq.